82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

August 29, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549





03029940

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

a) Unaudited financial statements dated June 30, 2003
b) British Columbia Securities Commission Quarterly Report BC Form 51-901 F.

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 9/11

File Number: 82-4991

British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER: Golden Hope Mines Limited	FOR QUARTER ENDED June 30, 2003	DATE OF REPORT YY/MM/DD 2003/08/25
ISSUER ADDRESS: 1320 - 4 King Street West		
CITY/PROVINCE/POSTAL CODE Toronto, Ontario, M5H 1B6	ISSUER FAX NO. (416) 864-0175	ISSUER TELEPHONE NO (416) 363-1240
CONTACT NAME: Ronald Haller	CONTACT POSITION Secretary	CONTACT TELEPHONE NO (416) 363-1240
CONTACT EMAIL ADDRESS:	WEB SITE ADDRESS	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T.H. Polisuk"	T.H. Polisuk	2003/08/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Smith"	Peter Smith	2003/08/25

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
CONSOLIDATED BALANCE SHEET
(Unaudited)

	June 30, 2003	Dec 31, 2002
ASSETS		
Current		
Cash	S 200	$ 1,872
Accounts receivable	3,718	841
	3,918	2,666
Mining properties and deferred exploration expenditures (Note 2)	6,973,816	6,800,912
	$ 6,977,934	$ 6,803,578
LIABILITIES		
Current		
Accounts payable	S522,300	$410,024
Due to president and a director	109,963	149,386
	632,263	559,410
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
22,201,829 common shares (2002 – 20,192,329)	9,547,259	9,345,359
Deficit	(3,201,788)	(3,101,191)
	6,345,471	6,244,168
	$6,977,734	$6,803,578

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(80,597)	$(59,537)
Loss from discontinued operations, an item not involving cash	-	20,173
	(80,597)	(39,364)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	(2,876)	2,822
Increase (decrease) in accounts payable	112,276	(83,585)
	28,503	(120,127)
Financing Activities:		
Sale of common shares of cash	201,900	-
Value of common shares issued for a 51% interest in Jobs Without Borders Inc.	-	100,000
Agents' commission	(20,000)	-
Advances (reduced) from related parties	(39,424)	26,850
	142,476	126,850
Investing Activities:		
Mining claims and deferred exploration expenditures	(172,904)	(6,995)
Decrease in cash	(1,625)	(272)
Cash, beginning of period	1,825	1,472
Cash, end of period	$ 200	$ 1,200

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (50,084)	$ (46,659)
Loss from discontinued operations, an item not involving cash	-	20,173
	(50,084)	(26,486)
Net change in non-cash components of working capital		
Increase in accounts receivable	(2,162)	(1,562)
Increase (decrease) in accounts payable	58,253	(93,257)
	6,007	(121,305)
Financing Activities:		
Value of common shares issued for a 51% interest in Jobs Without Borders Inc.	-	100,000
Advances from related parties	28,676	21,883
	28,676	121,883
Investing Activities:		
Mining claims and deferred exploration expenditures	(34,583)	-
Increase in cash	100	578
Cash, beginning of period	100	722
Cash, end of period	$ 200	$ 1,200

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

Expenses:	2003	2002
Shareholders' information	$ 37,161	$ 16,878
General and administrative	34,436	13,488
Management fees	9,000	9,000
Net loss before discontinued operations	80,597	39,364
Loss from discontinued operations	-	20,173
Net loss for the period	80,597	59,537
Agent's commission	20,000	-
Deficit, beginning of period	3,101,191	2,885,967
Deficit, end of period	$3,201,788	$2,945,504
Loss per common share	$ 0.004	$ 0.003

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

Expenses:	2003	2002
Shareholders' information	$ 25,231	$ 11,885
General and administrative	20,353	8,428
Management fees	4,500	4,500
Net loss before discontinued operations	50,080	26,486
Loss from discontinued operations	-	20,173
Net loss for the period	50,084	46,659
Deficit, beginning of period	3,151,704	2,898,845
Deficit, end of period	$3,201,788	$2,945,504
Loss per common share	$ 0.003	$ 0.002

GOLDEN HOPE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited)

Note 1

Basis of Presentation
The financial statements include the accounts of the Company and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to June 30, 2003. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses
Administrative expenses are charged to operations in the current year.

Note 2

Mineral Properties

Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,166,389	167,894	6,334,283
Total	$6,795,742	$167,894	$6,963,636

Other Properties	Opening	Expenditures	Closing
Acquisition	$ 3,658	$ 4,510	$ 8,168
Exploration	1,512	500	2,012
Total	$ 5,170	$ 5,010	$ 10,180

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty.
The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2003.

(2) **Other Properties**

In addition the Company has the following claims:
50% interest in 42 claims in the Clarence Stream area, New Brunswick
32 claims in the Otish Mountains area, Northern Quebec, acquired by staking

Note 3

Stated Capital

	Shares	Value
Balance, December 31, 2002	20,192,329	$9,345,359
Issued on private placement	2,000,000	200,000
Issued on exercise of options	9,500	1,900
	22,201,829	**$9,547,259**

Options

As at March 31, 2002, directors and officers had options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007; 244,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,500 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 300,000 common shares at $0.15 expiring February 17, 2008.

Warrants

As at March 31, 2003, there were warrants to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

Note 4

Related Party Transactions

1. During the year, 154327 Canada Inc. was entitled to receive $9,000 (2002 - $9,000) for management services rendered. As at June 30, 2002 the total amount owing to 154327 Canada Inc. for current and past services was $45,000 (2002 - $28,500). The President of the Company owns 154327 Canada Inc.

2. As of March 31, 2003, the amount of $64, 962 (2002 - $66,000) was owing to the President of the Company.

SCHEDULE "B"

Directors and Officers:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller – Secretary
Debra Chapman – Assistant Secretary

SCHEDULE "C"

The company has entered into an Agreement with **Osisko Exploration Ltd. ("Osisko")** for the development of the Bellechasse Gold Project, consisting of approximately seventy-six (76) mineral claims located in Bellechasse and Panet Townships, Quebec (the "Bellechasse Property"). This Agreement allows Osisko to earn a fifty percent (50%) interest in the Bellechasse Property in consideration for $3,500,000.00 in expenditures over a three and one half (3 ½) year period, of which $500,000.00 is a firm commitment to be spent on the Property between June and November, 2003.

An Additional ten percent (10%) interest in the Property can be earned by Osisko by providing a bankable feasibility study.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold.

Osisko began a 2000 meter (6560 ft) drill program on the Timmins Zone, a near surface gold-bearing vein stockwork that is exposed over a 120 x 80 meter (394 x 262 ft) area.

The Timmins Zone was discovered in the early 1950's Mineralization is hosted by quartz-carbonate veins with an average of 2% sulfides, locally compromising coarse grained free gold. Previous work included ground geophysics, drilling and bulk pit sampling in the 1960's , trenching and sampling in 1975, and ground geophysics, stripping, surface sampling and limited drilling during the period 1986 – 1991. The average gold content of 520 surface grab samples collected from the Timmins zone (1960 – 1991) is 8.0 g/t Au (0.26 oz/t Au), using fire assay or metallic sieve analyses. Several bonanza-grade surface samples (395 g/t to 1836 g/t Au, or 12.7 to 59.0 ox/t Au) were collected from veins showing visible gold. Bulk samples taken in the 1960's from 3 pits excavated in selected veins showing visible gold. Bulk samples taken in the 1960's from 3 pits excavated in selected veins produced a weighted average of 16.9 g/t Au (0.54 oz/t Au) from a total of 39.3 metric tons (43 short tons) of material.

Records of past drilling in the Timmins Zone report erratic gold values from partial assaying of drill core. Approximately 75% of the core drilled in the previous programs was not assayed. An independent evaluation of previous work commissioned by Osisko indicates that the incomplete sampling and inadequate analytical methods severely handicapped previous grade evaluations. Osisko management believes that is likely that the gold content of the deposit has been underestimated.

The objective of the current drill program is to systematically drill and sample the Timmins Zone, using modern industry standards and quality assurance methods, to attempt to define an economic, near-surface gold resource. The program will include closely-spaced grid drilling of large diameter HQ core, accurate sawing and sampling of core halves, secure sample shipment to a certified laboratory, assaying of complete core halves by metallic sieving/fire assaying, and monitoring of the laboratory with a thorough quality assurance program.